SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 48)
TRANSCONTINENTAL REALTY INVESTORS, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
893617-20-9

(CUSIP Number)
Louis J. Corna
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
(469) 522-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 28, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting persons’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS American Realty Trust, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

	7	SOLE VOTING POWER -0-

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER -0-
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS Transcontinental Realty Acquisition Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER 1,200,000

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 1,200,000
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS American Realty Investors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER -0-

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER -0-
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,721,999

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS EQK Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER 5,521,999

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 5,521,999
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,521,999

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS Basic Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER -0-

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER -0-
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS CO)

Item 1. Security and Issuer
     This Amendment No. 48 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the “Shares”) of TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation (“TCI” or the “Issuer”) and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 47 (the “Amended Statement”) filed by and on behalf of the “Reporting Persons” described below and others who are no longer “Reporting Persons.” The principal executive offices of TCI are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 893617-20-9.
     This Amendment No. 48 to Schedule 13D is being filed (i) to reflect the acquisition of 229,799 Shares by one of the Reporting Persons and (ii) in an abundance of caution to reflect the disposition by two of the Reporting Persons (American Realty Trust, Inc. and Basic Capital Management, Inc.) of all Shares previously owned by each to EQK Holdings, Inc. and the transfer of the stock of EQK Holdings, Inc. to American Realty Investors, Inc. all resulting in American Realty Investors, Inc. and Basic Capital Management, Inc. ceasing to be Reporting Persons hereunder. See Item 5(c) below.
Item 2. Identity and Background
     Item 2 of the Amended Statement is hereby further amended as follows:
     This Amendment is being filed on behalf of American Realty Trust, Inc., a Georgia corporation (“ART”), American Realty Investors, Inc. a Nevada corporation (“ARL”), EQK Holdings, Inc., a Nevada corporation (“EQK”), Transcontinental Realty Acquisition Corporation, a Nevada corporation(“TCI AcqSub”) and Basic Capital Management, Inc., a Nevada corporation (“BCM”). BCM is a wholly-owned subsidiary of EQK. EQK was, until January 21, 2011, a wholly-owned subsidiary of ART and on January 21, 2011, EQK became a wholly-owned subsidiary of ARL. TCI AcqSub and ART is a wholly-owned subsidiary of ARL. ARL’s Common Stock is publically held and listed and traded on the New York Stock Exchange (“NYSE”). All of ART, ARL, EQK, BCM and TCI AcqSub are collectively referred to as the “Reporting Persons” and each have their principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. On January 14, 2011, BCM ceased to be a Reporting Person and on January 21, 2011, ART ceased to be a Reporting Person. The Reporting Persons (consisting of ARL, EQK and TCI AcqSub) may be deemed to constitute a “person” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because EQK and TCI AcqSub are each wholly-owned subsidiaries of ARL.
Item 3. Source and Amount of Funds or Other Consideration
     On January 28, 2011, pursuant to a Securities Transfer Agreement, EQK acquired from another entity as a single block 229,799 Shares (approximately 2.83% of the outstanding) at a price of $6.49 per Share, a total price of $1,491,395.51 which EQK paid by the issuance of its unsecured Promissory Note in the original principal amount of $1,491,395.51 bearing interest at six percent (6%) per annum due and payable on demand, or if no demand is made prior thereto, on January 28, 2014.
     No funds or other consideration were required in connection with the January 14, 2011 distribution of 920,507 Shares by BCM to EQK as a dividend at a price of $6.49 per Share. No funds or other consideration was required on January 21, 2011 in connection with the transfer of 922,737 Shares by ART to EQK at a price of $6.49 per Share as the aggregate amount was treated as a reduction of indebtedness owed by ART to EQK.

     December 30, 2010 and December 31, 2010 transactions were previously reported in Amendment No. 47 to Statement on Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Amended Statement is hereby further amended as follows:
     (a) According to the latest information available from the Issuer, as of November 1, 2010, the total number of issued and outstanding Shares was believed by the Reporting Persons to be 8,113,669 Shares. As of January 28, 2011, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:

	No. of Shares
Name	Owned Beneficially	Approximate % Class
ARL*†	6,721,999	82.85%
EQK*	5,521,999	68.06%
TCI AcqSub	1,200,000	14.79%

Totals	6,721,999	82.85%

*	EQK owns 5,521,999 Shares direct; EQK is a wholly-owned subsidiary of ARL. ARL does not hold direct ownership of any Shares.

†	1,200,000 shares are the same Shares owned by TCI AcqSub which is a wholly-owned subsidiary of ARL.
     Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), each of the directors of ARL and EQK may be deemed to beneficially own the number of Shares owned by EQK; and each of the directors of ARL and TCI AcqSub may be deemed to beneficially own the number of Shares owned by TCI AcqSub described above. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

	Director of	No. of Shares		% of
Name of Director	Entity	Beneficially Owned		Class
Sharon Hunt	ARL	6,721,999	*†	82.85%
Ted R. Munselle	ARL	6,721,999	*†	82.85%
Henry A. Butler	ARL	6,721,999	*†	82.85%
Robert A. Jakuszewski	ARL	6,721,999	*†	82.85%
Daniel J. Moos	EQK and TCI AcqSub	6,721,999	*†	82.85%
Gene S. Bertcher	TCI AcqSub	1,200,000	†	14.79%

Total Units beneficially owned by Reporting Persons and individuals listed above:		6,721,999		82.85%

     (b) The sole director of EQK has voting and dispositive power over the 5,521,999 Shares held by EQK. Each of the directors of TCI AcqSub share voting and dispositive power over the 1,200,000 Shares held by TCI AcqSub.
     (c) During the 60 calendar days ended January 28, 2011, the Reporting Persons and their executive officers and directors, as the case may be, did not engage in any transaction in the Shares or any other equity interest derivative thereof, except as follows:
(i)	On December 30, 2010, TCI AcqSub acquired from another entity (Arcadian Energy, Inc.) as a single block 45,000 Shares of Common Stock of TCI at a price of $6.49 per Share (the closing price on the NYSE on December 30, 2010) by the issuance by TCI AcqSub of an unsecured Promissory Note in the original principal amount of $292,050 bearing interest at six percent (6%) per annum payable on demand, or if no demand occurs prior thereto, on December 30, 2013.

(ii)	On December 31, 2010, EQK sold to another entity (FRE Real Estate, Inc.) the beneficial interest in 206,945 shares of TCI Common Stock at a price of $6.49 per Share receiving in payment therefore an unsecured Promissory Note issued by such entity payable to the order of EQK in the original principal amount of $1,343,073.05 bearing interest at the rate of six percent (6%) per annum payable on demand, or if no demand occurs prior thereto, on December 31, 2013.

(iii)	On December 31, 2010, TCI AcqSub sold to another entity (FRE Real Estate, Inc.) the beneficial interest in 58,226 Shares of Common Stock of TCI at a price of $6.49 per Share receiving in payment therefore an unsecured Promissory Note issued by such entity payable to the order of EQK in the original principal amount of $377,886.74 bearing interest at the rate of six percent (6%) per annum payable on demand, or if no demand occurs prior thereto, on December 31, 2013.

(iv)	On January 14, 2011, the Board of Directors of BCM declared a dividend to the holder of all of the issued and outstanding Common Stock of BCM in the amount of $5,974,090.43, with such dividend to be paid in the form of transfer and delivery of 920,507 Shares of Common Stock of TCI at a value of $6.49 per Share. Such distribution resulted in the transfer of 920,507 Shares of Common Stock of TCI at a value of $6.49 per Share to EQK, and upon such transfer, BCM ceased to be a Reporting Person.

(v)	On January 14, 2011, ART sold to EQK the record and beneficial interest in 922,737 Shares of Common Stock of TCI at a price of $6.49 per Share receiving therefore cash in the aggregate amount of $5,988,563.13 which amount was paid by a credit or reduction of indebtedness owed by ART to EQK. At the time of the transaction, EQK was a wholly-owned subsidiary of ART which continued to hold the beneficial interest in such Shares with the record interest held by EQK. On January 21, 2011, ART sold and transferred all of the issued and outstanding Common Stock of EQK to ARL and thereupon, ART ceased to have any beneficial interest in the Shares and ceased to be a Reporting Person.

(vi)	On January 28, 2011, EQK acquired from another entity (Arcadian Energy, Inc.) as a single block 229,799 Shares of Common Stock of TCI at a price of $6.49 per Share by the issuance by EQK of an unsecured Promissory Note in the original principal amount of $1,491,395.51 bearing interest at the rate of 6% per annum payable on demand, or if no demand occurs prior thereto, on January 28, 2014.

     (d) On January 14, 2011, as BCM disposed of all Shares previously owned by it, BCM ceased to be a Reporting Person. On January 21, 2011, having previously sold and transferred all Shares ART previously owned to EQK, with the transfer of the EQK Common Stock to ARL, ART ceased to be a Reporting Person.
Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer
     Item 6 of the Amended Statement is hereby further amended to read as follows:
     EQK made accommodation pledges, for loans to others, to Consolidated National Corporation (490,812 Shares), American Bank of Commerce (206,945 Shares), Merdahd ST (100,000 Shares), Robert Grubin (58,311 Shares) and Shinhan Bank (1,045,178 Shares).
     TCI AcqSub has also made accommodation pledges for loans to others to Bank Midwest (755,000 Shares), American Bank of Commerce (58,226 Shares) and Merdahd ST (400,000 Shares).
     BCM made an accommodation pledge for a loan to another entity to Bank Midwest of 418,207 Shares, the beneficial interest in which is now held by EQK.
     ART also made accommodation pledges for loans to others to Barbara and Anita Laken (71,079 Shares), Shillington (50,870 Shares) and Park Cities Bank (75,000 Shares), the beneficial interest in which is now held by EQK.
     The remaining Shares owned directly by EQK may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of EQK. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements may vary with applicable costs and account balances.
     Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURES
     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 48 to Statement on Schedule 13D is true, complete and correct.

Dated: February 3, 2011.

AMERICAN REALTY TRUST, INC.		AMERICAN REALTY INVESTORS, INC.

By:	/s/ Daniel J. Moos	By:	/s/ Louis J. Corna

	Daniel J. Moos, President,		Louis J. Corna, Executive
	Treasurer and Secretary		Vice President and Secretary

TRANSCONTINENTAL REALTY		EQK HOLDINGS, INC.
ACQUISITION CORPORATION

By:	/s/ Louis J. Corna	By:	/s/ Daniel J. Moos

	Louis J. Corna, Vice		Daniel J. Moos, President,
	President and Secretary		Treasurer and Secretary

BASIC CAPITAL MANAGEMENT, INC.

By:	/s/ Louis J. Corna Louis J. Corna, Vice
President and Secretary